SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Cross Media Marketing Corporation
                        ---------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
                          -----------------------------
                         (Title of Class of Securities)


                                    22754R102
                                    ---------
                                 (CUSIP Number)

                                 Ronald Altbach
                      c/o Cross Media Marketing Corporation
                          461 Fifth Avenue, 19th Floor
                            New York, New York 10019
                                 (212) 457-1200
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 April 25, 1999
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) OR 13d-1(g), check the following box: |_|

                                Page 1 of 6 Pages
                         Exhibit Index appears on page 5

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                                      13D                     Page 2 of 6 Pages
--------------------------------------------------------------------------------

     1       NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Ronald Altbach
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|
                                                                      (b)|_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             PF (see Item 3)
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                   |-|
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
             NUMBER OF                    7      SOLE VOTING POWER
               SHARES                            1,337,000 (see Item 5)
            BENEFICIALLY              ------------------------------------------
              OWNED BY                    8      SHARED VOTING POWER
                EACH                             475,000(1) (see Item 5)
             REPORTING                ------------------------------------------
               PERSON                     9      SOLE DISPOSITIVE POWER
                WITH                             1,337,000 (see Item 5)
                                      ------------------------------------------
                                         10      SHARED DISPOSITIVE POWER
                                                 475,0001 (see Item 5)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,812,000 (see Item 5)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.0%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

-----------------

1 The 475,000 shares for which the Reporting Person is listed as sharing voting and dispositive power are owned by the wife of the Reporting Person.

                                  Schedule 13D

Item 1. Security and Issuer

        This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.001 per share (the "Common Stock"), of Cross Media Marketing Corporation, a Delaware corporation (the "Company"). The principal executive office of the Company is located at 461 Fifth Avenue, 19th Floor, New York, New York 10019.

Item 2. Identity and Background.

(a) This Statement is being filed on behalf of Ronald Altbach (the "Reporting Person").

(b) The business address of the Reporting Person is c/o Cross Media Marketing Corporation, 461 Fifth Avenue, 19th Floor, New York, New York 10019.

(c) The Reporting Person is the Chief Executive Officer, Secretary and Chairman of the Board of Directors of the Company. The Company is a cross media direct marketing company that integrates sophisticated marketing skills with new technologies for the sale of multi-magazine subscription packages, discount buying club memberships and telecommunication services. The address of the Company is set forth in the response to Item 1.

(d) The Reporting Person has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        On June 1, 1998, the Reporting Person purchased from the Company 525,000 shares of the Common Stock of the Company at a price of $.01 per share, for a total purchase price of $5,250.

        On December 3, 1998, as incentive compensation, the Reporting Person was granted options to purchase 150,000 shares of the Common Stock of the Company at $1.00 per share. The options vested on December 3, 1999 and will expire on December 3, 2002.

        On March 18, 1999, as incentive compensation, the Reporting Person was granted options to purchase 150,000 shares of the Common Stock of the Company at $1.00 per share. The options vested on March 18, 2000 and will expire on March 18, 2003.

        On March 23, 2000, as incentive compensation, the Reporting Person was granted options to purchase 250,000 shares of the Common Stock of the Company at $2.00 per share. Of these options, 125,000 vested on the date of grant and the remaining 125,000 options vested on the first anniversary of the date of grant. The expiration date of these options is March 23, 2005.

        On September 15, 2000, as incentive compensation, the Reporting Person was granted options to purchase 1,000,000 shares of the Common Stock of the Company at $2.00 per share. These options vest in substantially equal quarterly installments over the three-year period beginning on the date of grant and expire on September 15, 2005.

        On November 21, 2000, the Reporting Person purchased on the open market, in two separate transactions, a total of 5,000 shares of the Common Stock of the Company, for a total purchase price of $8,000.

        On April 3, 2001, the Reporting Person purchased on the open market 7,000 shares of the Common Stock of the Company, for a total purchase price of $7,350.

        On April 26, 2001, as incentive compensation, the Reporting Person was granted options to purchase 450,000 shares of the Common Stock of the Company at $1.00 per share. These options vest in equal quarterly installments over the three-year period beginning on the date of grant and expire on April 26, 2006.

Item 4. Purpose of Transaction.

        The Reporting Person acquired the shares of Common Stock reported as beneficially owned by him for investment purposes and as stock based incentive compensation relating to the Reporting Person's services as an officer and a director of the Company.

        The Reporting Person has no current plans or proposals which relate to or would result in any event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person may be deemed to beneficially own an aggregate of 1,812,000 shares of Common Stock, representing 5.0% of the Common Stock outstanding, including (i) 800,000 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days and (ii) 475,000 shares of Common Stock owned by the wife of the Reporting Person. The wife of the Reporting Person is a citizen of the United States.

(b) The Reporting Person has the sole power to vote, or direct the vote of, and the sole power to dispose of, or direct the disposition of, the shares of Common Stock owned by him. The wife of the Reporting Person has the sole power to vote, or direct the vote of, and the sole power to dispose of, or direct the disposition of, the 475,000 shares of Common Stock owned by her.

(c) On April 3, 2001, the Reporting Person purchased on the open market 7,000 shares of the Common Stock of the Company, for a total purchase price of $7,350.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

        By letter dated January 17, 2000, the Reporting Person agreed not to offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any Common Stock of the Company prior to January 17, 2003 without the prior written consent of the Company.

        Except as disclosed in this Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or other relationships with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit A:    Option Agreement, dated as of December 3, 1998, between the
              Company and the Reporting Person.

Exhibit B:    Option Agreement, dated as of March 18, 1999, between the Company and the Reporting Person.

Exhibit C:    Option Agreement, dated as of March 23, 2000, between the Company and the Reporting Person.

Exhibit D:    Option Agreement, dated as of September 15, 2000, between the
              Company and the Reporting Person.

Exhibit E:    Option Agreement, dated as of April 26, 2001, between the Company and the Reporting Person.

Exhibit F:    Letter, dated January 17, 2000, from the Reporting Person to the
              Company.

                                    SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 24, 2001
        ------------


                                     /s/ Ronald Altbach
                                    ------------------------------------
                                    Ronald Altbach

                                                                       Exhibit A


                          SYMPOSIUM TELECOM CORPORATION

                               OPTION CERTIFICATE

        THIS IS TO CERTIFY that Symposium Telecom Corporation, a Delaware corporation (the "Company"), has granted to the Optionee named below ("Optionee") a stock option (the "Option") to purchase shares of the Company's Common Stock (the "Shares") upon the terms and conditions as follows:

               Name of Optionee:            Ronald Altbach

               Address of Optionee:         410 Park Avenue, 18th Floor
                                            New York, New York 10022

               Number of Shares:            150,000

               Option Exercise Price:       $1.00

               Date of Grant:               December 3, 1998

               Option Expiration Date:      December 3, 2002

        Exercise Schedule: The Options shall become exercisable as follows:

               Date                         Number of Shares
               ----                         ----------------

               December 3, 1999             150,000

        Option Agreement: This Option is defined in the Stock Option Agreement (the "Option Agreement") which is attached to this Option Certificate (the "Certificate") as Annex I. Your rights are governed by the Option Agreement. The Company strongly suggests that you carefully review the full Option Agreement prior to signing this Certificate or exercising the Option.

        In Witness Whereof, this Option is hereby granted as of the Date of Grant.

                                        Symposium Telecom Corporation


                                        By: /s/ Rupert Galliers-Pratt
                                           ------------------------------------
                                                Rupert Galliers-Pratt
                                                Chief Executive Officer

ACCEPTED AND AGREED TO:


 /s/ Ronald Altbach
------------------------------
Ronald Altbach, Optionee

                                     ANNEX I

                             STOCK OPTION AGREEMENT
                                (Director Option)

        This STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of the Date of Grant set forth in the Option Certificate to which it is attached (the "Certificate") by and between Symposium Telecom Corporation, a Delaware corporation (the "Company"), and the optionee (the "Optionee") named in the Certificate.

        The Company and Optionee agree as follows:

1. Grant of Option. The Company hereby grants to Optionee, upon the terms and subject to the conditions set forth in this Agreement, an option (the "Option") to purchase all or any portion of that number of shares of Common Stock set forth in the Certificate (the "Option Shares"), at the exercise price set forth in the Certificate (the "Exercise Price") and subject to the limitations set forth in the Certificate.

2. Term of Option. The Option shall terminate and expire on the Option Expiration Date set forth in the Certificate, unless sooner terminated as provided herein.

3. Conditions to Exercise.

   (a) The Option shall become exercisable (in whole or in part) upon and after the dates set forth under the caption "Exercise Schedule" in the Certificate. The installments shall be cumulative; i.e., the Option may be exercised, as to any or all Shares covered by an installment, at any time or times after the installment first becomes exercisable and until the Option Expiration Date or the termination of the Option.

   (b) Notwithstanding anything to the contrary contained in this Agreement, the Option may not be exercised, in whole or in part, unless and until any then-applicable requirements of all state and federal laws and regulatory agencies shall have been fully complied with to the satisfaction of the Company and its counsel.

4. Exercise the Option. The Option may be exercised, in whole or in part, only by delivery to the Company of:

   (a) written notice of the exercise of the Option in form identical to Exhibit "A" attached to this Agreement stating the number of Option Shares being purchased (the "Purchased Shares"); and

   (b) payment of the Exercise Price in cash, by check of by shares of Common Stock with an aggregate Fair Market Value equal to the Exercise Price of the Purchased Shares as of the date of exercise. "Fair Market Value" shall be determined as follows: (1) if the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market, the Fair Market Value of a share of Common Stock shall be the closing sales price for the Common Stock (or the closing bid, if no sales were reported) as quoted on such system or exchange (or the exchange with the greatest volume of trading in the Common Stock) on the last market trading day prior to the day of determination, as reported in the Wall Street Journal or such other source as the Board of Directors of the Company deems reliable; (2) if the Common Stock is quoted on the Nasdaq System (but not on the Nasdaq National Market) or is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the bid and asked prices for the Common Stock on the last market trading day prior to the day of determination, as reported in the Wall Street Journal or such other source as the Board deems reliable; and
(3) in the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Board of Directors.

        Following receipt of the exercise notice, any other applicable documents and the payment referred to above, the Company shall, within 30 days, cause certificates representing the Purchased Shares to be delivered to Optionee either at Optionee's address set forth in the records of the Company or at such other address as Optionee may designate in writing to the Company; provided; however, that the Company shall not be obligated to issue a fraction or fractions of a share otherwise issuable upon exercise of the Option, and may pay to Optionee, in cash or cash equivalent, the fair market value of any such fraction or fractions of a share as of the date of exercise. The date of exercise of any Option that is validly exercised shall be deemed to be the date on which there shall have been delivered to the Company the instruments referred to in this Section 4.

   (c) Optionee makes the following representations and warranties as of the date hereof and as of the date of each exercise of the Option:

       (i) Optionee is acquiring the Purchased Shares for his own account, for investment purposes only.

       (ii) Optionee understands that an investment in the Purchased Shares involves a high degree of risk, and Optionee has the financial ability to bear the economic risk of this investment in such Shares, including a complete loss of such investment.

       (iii) Optionee is an "accredited investor" as that term is defined in Rule 501(a) under Regulation D promulgated pursuant to the Securities Act.

       (iv) Optionee has such knowledge and experience in financial and business matters that Optionee is capable of evaluating the merits and risks of an investment in the Purchased Shares and in protecting Optionee's own interest in connection with the purchase.

       (v) Optionee understands that the Purchased Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under any state securities laws. Optionee is familiar with the provisions of the Securities Act and Rule 144 thereunder and understands that the restrictions on Transfer placed on the Shares may result in Optionee being required to hold the Purchased Shares for an indefinite period of time.

   (d) Optionee agrees not to sell, assign or transfer (collectively, "Transfer") any of the Purchased Shares except pursuant to an effective registration statement under the Securities Act or an exemption from registration. As a further condition to any such Transfer, except in the event that such Transfer is made pursuant to an effective registration statement under the Securities Act, if in the reasonable opinion of counsel to the Company any Transfer of the Purchased Shares by the contemplated transferee thereof would not be exempt from the registration and prospectus delivery requirements of the Securities Act, the Company may require the contemplated transferee to furnish the Company with an investment letter setting forth such information and agreements as may be reasonable requested by the Company to ensure compliance by such transferee with the Securities Act.

Each certificate evidencing, the Purchased Shares will bear the following legend:

"THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, ASSIGNED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL PURCHASER OF THE SECURITIES, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE ISSUER."

   5. Adjustments upon Recapitalization.

   (a) Subject to the provisions of Section 5(b), if any change is made in the Common Stock, without receipt of consideration by the Company (through merger, consolidation. reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company) the Option will be appropriately adjusted in the class(es) and number of shares and price per share of stock subject to the Option. The conversion of any convertible securities of the Company shall not be treated as a "transaction not involving the receipt of consideration by the Company."

   (b) The Option shall terminate upon a dissolution, liquidation or sale of substantially all of the assets of the Company, or a merger or consolidation in which the Company is not the surviving corporation; provided, however, that Optionee shall be entitled to exercise the Option in full, irrespective of any vesting provisions (and any exercise of the non-vested portion of the Option shall be automatically conditioned upon completion of the dissolution, liquidation, sale, merger or consolidation). The determination as to which party to a merger or consolidation is the "surviving corporation" shall be made on the basis of the relative equity interests of the consolidation, as follows: if following any merger or consolidation the holders of outstanding voting securities of the Company immediately prior to the merger or consolidation own equity securities possessing more than 50% of the voting power of the corporation existing following the merger or consolidation, then for purposes of the Option, the Company shall be the surviving corporation. In all other cases, the Company shall not be the surviving corporation. In making the determination of ownership by the shareholders of a corporation immediately after the merger or consolidation of equity securities pursuant to this Section 5(b), equity securities which the shareholders owned immediately before the merger or consolidation, as shareholders of another party to the transaction shall be disregarded. Further, for purposes of this Section 5(b) only, outstanding voting securities of a corporation shall be calculated by assuming the conversion of all equity securities convertible (immediately or at some future time) into shares entitled to vote.

   (c) The provisions of this Section 5 are intended to be exclusive, and Optionee shall have no other rights upon the occurrence of any of the events described in this Section 5.

   (d) The grant of the Option shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes in its capital or business structure, or to merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

7. Termination of Directorship.

   (a) If Optionee shall cease to be a director of the Company for any reason (a "Terminating Event"), the Option shall terminate upon the earliest to occur of:
(i) 90 days following the date of such Terminating Event, (ii) the date determined under Section 5 of this Agreement, and (iii) the Option Expiration Date. The Option may be exercised following a Terminating Event only to the extent exercisable as of the date of the Terminating Event. To the extent unexercised at the end of the period referred to above, the Option shall terminate.

   (b) Nothing in this Option Agreement shall confer upon the Optionee any right to be director of the Company.

7. Withholding. Optionee shall make any arrangement required by the Company, including, if applicable, accepting a lesser number of Purchased Shares upon exercise, to insure the proper withholding of the amount of tax, if any, required to be withheld by the Company as a result of the exercise of the Option.

8. General Provisions.

   (a) Further Assurances. Optionee shall promptly take all actions and execute all documents requested by the Company which the Company deems to be reasonably necessary to effectuate the term and intent of this Agreement.

   (b) Notices. Any notice required or permitted under this Agreement shall be deemed given when delivered personally, or when deposited in a United States Post Office, postage prepaid, addressed as appropriate, to Optionee either at the address set forth in the record of the Company or each other address as Optionee may designate in writing to the Company, or to the Company at the principal offices of the Company.

   (c) Failure to Enforce Not a Waiver. The failure of the Company to enforce at any time any provision of this Agreement shall in no way be construed to be a waiver of such provision or of any other provision hereof.

   (d) Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York applicable to contracts made in, and to be performed within, that State.

   (e) Transfer of Rights under this Agreement. The Company may at any time transfer and assign its rights and delegate its obligations under this Agreement to any other person, corporation, firm or entity, with or without consideration.

   (f) Option Non-Transferable. Optionee may not sell, transfer, assign or otherwise dispose of the Option except by will or the laws of descent and distribution, and only Optionee or his or her legal representative or guardian may exercise the Option during Optionee's lifetime.

   (g) Successors and Assigns. Except to the extent specifically limited by the terms and provision of this Agreement, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs and personal representatives.

   (h) Miscellaneous. Titles and captions contained in this Agreement are inserted for convenience of reference only and do not constitute a part of this Agreement for any other purpose. Except as specifically provided herein, neither this Agreement nor any right pursuant hereto or interest herein shall be assignable by any of the parties hereto without the prior written consent of the other party hereto.

   (i) Tax Treatment. Optionee acknowledges that the tax treatment of this option, Option Shares or any events or transactions with respect thereto may be dependent upon various factors or events which are not determined by this Agreement. The Company makes no representations with respect to and hereby disclaims all responsibility as to such tax treatment.

        The signature page of this Agreement consists of the Certificate.

                                   EXHIBIT "A"

                               NOTICE OF EXERCISE

                 (To be signed only upon exercise of the Option)



TO:     Symposium Telecom Corporation


        The undersigned, the holder of the enclosed Stock Option Agreement hereby irrevocably elects to exercise the purchase right represented by the Option and to purchase thereunder ___* shares of Common Stock of Symposium Telecom Corporation (the "Company") and herewith encloses payment of $_____ and/or ____ shares of the Company's Common Stock in full payment of the purchase price of such shares being purchased.

Dated: _______, ___

                                            ------------------------------------
                                            (Signature must conform in all
                                            respects to name of holder as
                                            specified on the face of the Option)


                                             ___________________________________

                                             ___________________________________
                                                          (Address)

                                             ___________________________________
                                             Social Security Number


*Insert here the number of shares being exercised making all adjustments for stock splits, stock dividends or other additional Common Stock of the Company, other securities or property which, pursuant to the adjustment provisions of
Section 5 of the Option, may be deliverable upon exercise.

                                                                       Exhibit B


                          SYMPOSIUM TELECOM CORPORATION

                               OPTION CERTIFICATE

        THIS IS TO CERTIFY that Symposium Telecom Corporation, a Delaware corporation (the "Company"), has granted to the Optionee named below ("Optionee") a stock option (the "Option") to purchase shares of the Company's Common Stock (the "Shares") under its 1998 Stock Option Plan upon the terms and conditions as follows:

               Name of Optionee:            Ronald Altbach

               Address of Optionee:         410 Park Avenue, 18th Floor
                                            New York, New York 10022

               Number of Shares:            150,000

               Option Exercise Price:       $1.00 per share

               Date of Grant:               March 18, 1999

               Option Expiration Date:      March 18, 2003

        Exercise Schedule:  The Option shall become exercisable as follows:

               Date                         Number of Shares
               ----                         ----------------

               March 18, 2000               150,000

        Option Agreement: This Option is defined in the Stock Option Agreement (the "Option Agreement") which is attached to this Option Certificate (the "Certificate") as Annex I. Your rights are governed by the Option Agreement. The Company strongly suggests that you carefully review the full Option Agreement prior to signing this Certificate or exercising the Option.

        In Witness Whereof, this Option is hereby granted as of the Date of Grant.

                                       Symposium Telecom Corporation


                                       By: /s/ Rupert Galliers-Pratt
                                          ----------------------------------
                                          Rupert Galliers-Pratt
                                          Chief Executive Officer

ACCEPTED AND AGREED TO:


 /s/ Ronald Altbach
------------------------------
Ronald Altbach, Optionee

                                     ANNEX I

                             STOCK OPTION AGREEMENT

        This STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of the Date of Grant set forth in the Option Certificate to which it is attached (the "Certificate") by and between Symposium Telecom Corporation, a Delaware corporation (the "Company"), and the optionee (the "Optionee") named in the Certificate.

        The Company and Optionee agree as follows:

1. Grant of Option. The Company hereby grants to Optionee, upon the terms and subject to the conditions set forth in this Agreement and the Certificate, an option (the "Option") to purchase all or any portion of that number of shares of Common Stock set forth in the Certificate (the "Option Shares"), at the exercise price set forth in the Certificate (the "Exercise Price") and subject to the limitations set forth in the Certificate. The Option is granted under the 1998 Stock Option Plan (the "Plan") of the Company.

2. Term of Option. The Option shall terminate and expire on the Option Expiration Date set forth in the Certificate, unless sooner terminated as provided herein.

3. Conditions to Exercise.

   (a) The Option shall become exercisable (in whole or in part) upon and after the dates set forth under the caption "Exercise Schedule" in the Certificate. The installments shall be cumulative; i.e., the Option may be exercised, as to any or all Shares covered by an installment, at any time or times after the installment first becomes exercisable and until the Option Expiration Date or the termination of the Option.

   (b) Notwithstanding anything to the contrary contained in this Agreement, the Option may not be exercised, in whole or in part, unless and until any then-applicable requirements of all state and federal laws and regulatory agencies shall have been fully complied with to the satisfaction of the Company and its counsel.

4. Exercise the Option. The Option may be exercised, in whole or in part, only by delivery to the Company of:

   (a) written notice of the exercise of the Option in form identical to Exhibit "A" attached to this Agreement stating the number of Option Shares being purchased (the "Purchased Shares"); and

   (b) payment of the Exercise Price in cash or by check.

        Following receipt of the exercise notice, any other applicable documents and the payment referred to above, the Company shall, within 30 days, cause certificates representing the Purchased Shares to be delivered to Optionee either at Optionee's address set forth in the records of the Company or at such other address as Optionee may designate in writing to the Company; provided; however, that the Company shall not be obligated to issue a fraction or fractions of a share otherwise issuable upon exercise of the Option, and may pay to Optionee, in cash or cash equivalent, the fair market value of any such fraction or fractions of a share as of the date of exercise. The date of exercise of an Option that is validly exercised shall be deemed to be the date on which there shall have been delivered to the Company the instruments referred to in this Section 4.

   (c) The Company shall not be obligated to issue any Purchased Shares unless such issuance is exempt from registration and qualification under the Securities Act of 1933, as amended (the "Securities Act") and other applicable securities laws.

   (d) Optionee represents to and agrees with the Company that unless the issuance of the Purchased Shares has been registered under the Securities Act:

       (i) Optionee will acquire the Purchased Shares for his or her own account, for investment purposes only.

       (ii) Optionee understands that the Purchased Shares will not been registered under the Securities Act or under any state securities laws. Optionee is familiar with the provision of the Securities Act and Rule 144 thereunder and understands that the restrictions on Transfer placed on the Shares may result in Optionee being required to hold the Purchased Shares for an indefinite period of time.

       (iii) Optionee agrees not to sell, assign or transfer (collectively, "Transfer") any of the Purchased Shares except pursuant to an effective registration statement under the Securities Act or an exemption from registration. As a further condition to any such Transfer, except in the event that such Transfer is made pursuant to an effective registration statement under the Securities Act, if in the reasonable opinion of counsel to the Company any Transfer of the Purchased Shares by the contemplated transferee thereof would not be exempt from the registration and prospectus delivery requirements of the Securities Act, the Company may require the contemplated transferee to furnish the Company with an investment letter setting forth such information and agreements as may be reasonable requested by the Company to ensure compliance by such transferee with the Securities Act.

Each certificate evidencing the Purchased Shares will bear the following legend:

"THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, ASSIGNED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL PURCHASER OF THE SECURITIES, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE ISSUER."

5. Adjustments upon Recapitalization.

        The Option is subject to adjustment and to termination prior to the Option Expiration Date as provided in Section 6 of the Plan.

6. Withholding. Optionee shall make any arrangement required by the Company, including, if applicable, accepting a lesser number of Purchased Shares upon exercise, to insure the proper withholding of the amount of tax, if any, required to be withheld by the Company as a result of the exercise of the Option.

7. General Provisions.

   (a) Further Assurances. Optionee shall promptly take all actions and execute all documents requested by the Company which the Company deems to be reasonably necessary to effectuate the term and intent of this Agreement.

   (b) Notices. Any notice required or permitted under this Agreement shall be deemed given when delivered personally, or when deposited in a United States Post Office, postage prepaid, addressed as appropriate, to Optionee either at the address set forth in the record of the Company or such other address as Optionee may designate in writing to the Company, or to the Company at the principal offices of the Company.

   (c) Failure to Enforce Not a Waiver. The failure of the Company to enforce at any time any provision of this Agreement shall in no way be construed to be a waiver of such provision or of any other provision hereof.

   (d) Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York applicable to contracts made in, and to be performed within, that State.

   (e) Transfer of Rights under this Agreement. The Company may at any time transfer and assign its rights and delegate its obligations under this Agreement to any other person, corporation, firm or entity, with or without consideration.

   (f) Option Non-Transferable. Optionee may not sell, transfer, assign or otherwise dispose of the Option except by will or the laws of descent and distribution, and only Optionee or his or her legal representative or guardian may exercise the Option during Optionee's lifetime.

   (g) Successors and Assigns. Except to the extent specifically limited by the terms and provision of this Agreement, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs and personal representatives.

   (h) Miscellaneous. Titles and captions contained in this Agreement are inserted for convenience of reference only and do not constitute a part of this Agreement for any other purpose. Except as specifically provided herein, neither this Agreement nor any right pursuant hereto or interest herein shall be assignable by any of the parties hereto without the prior written consent of the other party hereto.

   (i) Tax Treatment. Optionee acknowledges that the tax treatment of this option, Option Shares or any events or transactions with respect thereto may be dependent upon various factors or events which are not determined by this Agreement. The Company makes no representations with respect to and hereby disclaims all responsibility as to such tax treatment.

        The signature page of this Agreement consists of the Certificate.

                                   EXHIBIT "A"

                               NOTICE OF EXERCISE

                 (To be signed only upon exercise of the Option)



TO:     Symposium Telecom Corporation


        The undersigned, the holder of the enclosed Stock Option Agreement hereby irrevocably elects to exercise the purchase right represented by the Option and to purchase thereunder __* shares of Common Stock of Symposium Telecom Corporation (the "Company") and herewith encloses payment of $__ and/or __ shares of the Company's Common Stock in full payment of the purchase price of such shares being purchased.

Dated:  ______, __



                                        _____________________________________
                                        (Signature must conform in all respects
                                        to name of holder as specified on the
                                        face of the Option)


                                         ____________________________________

                                         ____________________________________
                                                       (Address)

                                         ____________________________________

                                                Social Security Number


        *Insert here the number of shares being exercised making all adjustments for stock splits, stock dividends or other additional Common Stock of the Company, other securities or property which, pursuant to the adjustment provisions of Section 5 of the Option, may be deliverable upon exercise.

                                                                       Exhibit C

                              SYMPOSIUM CORPORATION

                               OPTION CERTIFICATE


        THIS IS TO CERTIFY that Symposium Corporation, a Delaware corporation (the "Company"), has granted to the Optionee named below ("Optionee") a stock option (the "Option") to purchase shares of the Company's Common Stock (the "Shares") under its 1998 Stock Option Plan upon the terms and conditions as follows:

               Name of Optionee:            Ronald Altbach

               Address of Optionee:         c/o Symposium Corporation
                                            410 Park Avenue, Suite 830
                                            New York, New York 10022

               Number of Shares:            250,000

               Option Exercise Price:       $2.00

               Date of Grant:               March 23, 2000

               Option Expiration Date:      March 23, 2005

        Exercise Schedule:  The Option shall become exercisable as follows:

               Date                 Number of Shares
               ----                 ----------------

               March 23, 2000              125,000

               March 23, 2001              125,000


        Option Agreement: This Option is defined in the Stock Option Agreement (the "Option Agreement") which is attached to this Option Certificate (the "Certificate") as Annex I. Your rights are governed by the Option Agreement. The Company strongly suggests that you carefully review the full Option Agreement prior to signing this Certificate or exercising the Option.

                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

        In Witness Whereof, this Option is hereby granted as of the Date of Grant.


                                            Symposium Corporation


                                            By: /s/ Richard Kaufman
                                               ---------------------------
                                            Its: President

ACCEPTED AND AGREED TO:


/s/ Ronald Altbach
-------------------------
Ronald Altbach

                                     ANNEX I

                             STOCK OPTION AGREEMENT



        This STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of the Date of Grant set forth in the Option Certificate to which it is attached (the "Certificate") by and between Symposium Corporation, a Delaware corporation (the "Company"), and the optionee (the "Optionee") named in the Certificate.

        The Company and Optionee agree as follows:

        1. Grant of Option. The Company hereby grants to Optionee, upon the terms and subject to the conditions set forth in this Agreement and the Certificate, an option (the "Option") to purchase all or any portion of that number of shares of Common Stock set forth in the Certificate (the "Option Shares"), at the exercise price set forth in the Certificate (the "Exercise Price") and subject to the limitations set forth in the Certificate. The Option is granted under the 1998 Stock Option Plan (the "Plan") of the Company.

        2. Term of Option. The Option shall terminate and expire on the Option Expiration Date set forth in the Certificate, unless sooner terminated as provided herein.

        3. Conditions to Exercise. (a) The Option shall become exercisable (in whole or in part) upon and after the dates set forth under the caption "Exercise Schedule" in the Certificate. The installments shall be cumulative; i.e., the Option may ---- be exercised, as to any or all Shares covered by an installment, at any time or times after the installment first becomes exercisable and until the Option Expiration Date or the termination of the Option.

               (b) Notwithstanding anything to the contrary contained in this Agreement, the Option may not be exercised, in whole or in part, unless and until any then-applicable requirements of all state and federal laws and regulatory agencies shall have been fully complied with to the satisfaction of the Company and its counsel.

        4. Exercise of Option. The Option may be exercised, in whole or in part, only by delivery to the Company of:

               (a) written notice of the exercise of the Option in form identical to Exhibit "A" attached to this Agreement stating the number of Option Shares being purchased (the "Purchased Shares"); and

               (b)  payment of the Exercise Price in cash or by check.

               (c) Following receipt of the exercise notice, any other applicable documents and the payment referred to above, the Company shall, within 30 days, cause certificates representing the Purchased Shares to be delivered to Optionee either at Optionee's address set forth in the records of the Company or at such other address as Optionee may designate in writing to the Company; provided, however, that the Company shall not be obligated to issue a fraction or fractions of a share otherwise issuable upon exercise of the Option, and may pay to Optionee, in cash or cash equivalent, the fair market value of any such fraction or fractions of a share as of the date of exercise. The date of exercise of an Option that is validly exercised shall be deemed to be the date on which there shall have been delivered to the Company the instruments referred to in this Section 4.

               (d) The Company shall not be obligated to issue any Purchased Shares unless such issuance is exempt from registration and qualification under the Securities Act of 1933, as amended (the "Securities

Act") and other applicable securities laws, or such issuance is registered under the Securities Act and/or qualified under other applicable securities laws.

               (e) Optionee represents to and agrees with the Company that unless the issuance of the Purchased Shares has been registered under the Securities Act:

                      (i) Optionee will acquire the Purchased Shares for his or her own account, for investment purposes only.

                      (ii) Optionee understands that the Purchased Shares will not been registered under the Securities Act or under any state securities laws. Optionee is familiar with the provisions of the Securities Act and Rule 144 thereunder and understands that the restrictions on Transfer placed on the Shares may result in Optionee being required to hold the Purchased Shares for an indefinite period of time.

                      (iii) Optionee agrees not to sell, assign or transfer (collectively, "Transfer") any of the Purchased Shares except pursuant to an effective registration statement under the Securities Act and other applicable securities law or an exemption from registration thereunder. As a further condition to any such Transfer, except in the event that such Transfer is made pursuant to an effective registration statement under the Securities Act, if in the reasonable opinion of counsel to the Company any Transfer of the Purchased Shares by the contemplated transferee thereof would not be exempt from the registration and prospectus delivery requirements of the Securities Act, the Company may require the contemplated transferee to furnish the Company with an investment letter setting forth such information and agreements as may be reasonable requested by the Company to ensure compliance by such transferee with the Securities Act.

Each certificate evidencing the Purchased Shares will bear the following legend:

"THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, ASSIGNED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL PURCHASER OF THE SECURITIES, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE ISSUER."

        5.  Adjustments upon Recapitalization.

               (a) The Option is subject to adjustment and to termination prior to the Option Expiration Date as provided in Section 8 of the Plan.

        6.  Termination of Employment.

        If Optionee shall cease to be employed by the Company (including any subsidiary of the Company) for any reason (a "Terminating Event"), the Option shall terminate upon the earliest to occur of: (i) 90 days following the date of such Terminating Event (one year if the reason for termination is death or permanent disability of Optionee); (ii) the date determined pursuant to Section 5 of this Agreement; and (iii) the Option Expiration Date. The Option may be exercised following a Terminating Event only to the extent exercisable as of the date of the Terminating Event. To the extent unexercised at the end of the period referred to above, the Option shall terminate.

        Nothing in this Option Agreement shall confer upon the Optionee any right to continue to be employed by the Company or any subsidiary.

        7. Withholding. Optionee shall make any arrangement required by the Company, including, if applicable, accepting a lesser number of Purchased Shares upon exercise, to insure the proper withholding of the amount of tax, if any, required to be withheld by the Company as a result of the exercise of the Option.

        8.  General Provisions.

               (a) Further Assurances. Optionee shall promptly take all actions and execute all documents requested by the Company that the Company deems to be reasonably necessary to effectuate the term and intent of this Agreement.

               (b) Notices. Any notice required or permitted under this Agreement shall be deemed given when delivered personally, or when deposited in a United States Post Office, postage prepaid, addressed as appropriate, to Optionee either at the address set forth in the record of the Company or such other address as Optionee may designate in writing to the Company, or to the Company at the principal offices of the Company.

               (c) Failure to Enforce Not a Waiver. The failure of the Company to enforce at any time any provision of this Agreement shall is no way be construed to be a waiver of such provision or of any other provision hereof.

               (d) Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York applicable to contracts made in, and to be performed within, that State.

               (e) Transfer of Rights under this Agreement. The Company may at any time transfer and assign its rights and delegate its obligations under this Agreement to any other person, corporation, firm or entity, with or without consideration.

               (f) Option Non-Transferable. Optionee may not sell, transfer, assign or otherwise dispose of the Option except by will or the laws of descent and distribution, and only Optionee or his or her legal representative or guardian may exercise the Option during Optionee's lifetime.

               (g) Successors and Assigns. Except to the extent specifically limited by the terms and provision of this Agreement, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs and personal representatives.

               (h) Miscellaneous. Titles and captions contained in this Agreement are inserted for convenience of reference only and do not constitute a part of this Agreement for any other purpose. Except as specifically provided herein, neither this Agreement nor any right pursuant hereto or interest herein shall be assignable by any of the parties hereto without the prior written consent of the other party hereto.

               (i) Tax Treatment. Optionee acknowledges that the tax treatment of this option, Option Shares or any events or transactions with respect thereto may be dependent upon various factors or events which are not determined by this Agreement. The Company makes no representations with respect to and hereby disclaims all responsibility as to such tax treatment.

        By signing the Certificate to which this Agreement is attached, the Company and the Optionee have agreed to be bound by the terms and provisions of this Agreement.

                                   EXHIBIT "A"

                               NOTICE OF EXERCISE

                 (To be signed only upon exercise of the Option)


TO:     Symposium Corporation


        The undersigned, the holder of the enclosed Stock Option Agreement hereby irrevocably elects to exercise the purchase right represented by the Option and to purchase thereunder * shares of Common Stock of Symposium Corporation (the "Company") and herewith encloses payment of $______ and/or shares of the Company's Common Stock in full payment of the purchase price of such shares being purchased.

Dated:            ,
        ----------   ----


                                        -------------------------------
                                        (Signature must conform in all respects
                                        to name of holder as specified on the
                                        face of the Option)

                                        -------------------------------


                                        -------------------------------

                                                   (Address)


                                        -------------------------------
                                        Social Security Number


        * Insert here the number of shares being exercised making all adjustments for stock splits, stock dividends or other additional Common Stock of the Company, other securities or property which, pursuant to the adjustment provisions of Section 5 of the Option, may be deliverable upon exercise.

                                                                       Exhibit D

                              SYMPOSIUM CORPORATION

                               OPTION CERTIFICATE


        THIS IS TO CERTIFY that Symposium Corporation, a Delaware corporation (the "Company"), has granted to the Optionee named below ("Optionee") a stock option (the "Option") to purchase shares of the Company's Common Stock (the "Shares") under its 1998 Stock Option Plan upon the terms and conditions as follows:

               Name of Optionee:            Ronald Altbach

               Address of Optionee:         c/o Symposium Corporation
                                            410 Park Avenue, Suite 830
                                            New York, New York 10022

               Number of Shares:            1,000,000

               Option Exercise Price:       $2.00

               Date of Grant:               September 15, 2000

               Option Expiration Date:      September 15, 2005

        Exercise Schedule:  The Option shall become exercisable as follows:

               Date                 Number of Shares
               ----                 ----------------

        December 15, 2000                  83,333

        March 15, 2001                     83,333

        June 15, 2001                      83,334

        September 15, 2001                 83,333

        December 15, 2001                  83,333

        March 15, 2002                     83,334

        June 15, 2002                      83,333

        September 15, 2002                 83,333

        December 15, 2002                  83,334

        March 15, 2003                     83,333

        June 15, 2003                      83,333

        September 15, 2003                 83,334


        Option Agreement: This Option is defined in the Stock Option Agreement (the "Option Agreement") which is attached to this Option Certificate (the "Certificate") as Annex I. Your rights are governed by the Option Agreement.

The Company strongly suggests that you carefully review the full Option Agreement prior to signing this Certificate or exercising the Option.

                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

        In Witness Whereof, this Option is hereby granted as of the Date of Grant.


                                            Symposium Corporation


                                            By: /s/ Richard Kaufman
                                               ------------------------
                                            Its: President

ACCEPTED AND AGREED TO:


/s/ Ronald Altbach
--------------------------
Ronald Altbach

                                     ANNEX I

                             STOCK OPTION AGREEMENT



        This STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of the Date of Grant set forth in the Option Certificate to which it is attached (the "Certificate") by and between Symposium Corporation, a Delaware corporation (the "Company"), and the optionee (the "Optionee") named in the Certificate.

        The Company and Optionee agree as follows:

        1. Grant of Option. The Company hereby grants to Optionee, upon the terms and subject to the conditions set forth in this Agreement and the Certificate, an option (the "Option") to purchase all or any portion of that number of shares of Common Stock set forth in the Certificate (the "Option Shares"), at the exercise price set forth in the Certificate (the "Exercise Price") and subject to the limitations set forth in the Certificate. The Option is granted under the 1998 Stock Option Plan (the "Plan") of the Company.

        2. Term of Option. The Option shall terminate and expire on the Option Expiration Date set forth in the Certificate, unless sooner terminated as provided herein.

        3. Conditions to Exercise. (a) The Option shall become exercisable (in whole or in part) upon and after the dates set forth under the caption "Exercise Schedule" in the Certificate. The installments shall be cumulative; i.e., the Option may ---- be exercised, as to any or all Shares covered by an installment, at any time or times after the installment first becomes exercisable and until the Option Expiration Date or the termination of the Option.

               (b) Notwithstanding anything to the contrary contained in this Agreement, the Option may not be exercised, in whole or in part, unless and until any then-applicable requirements of all state and federal laws and regulatory agencies shall have been fully complied with to the satisfaction of the Company and its counsel.

        4. Exercise of Option. The Option may be exercised, in whole or in part, only by delivery to the Company of:

               (a) written notice of the exercise of the Option in form identical to Exhibit "A" attached to this Agreement stating the number of Option Shares being purchased (the "Purchased Shares"); and

               (b)  payment of the Exercise Price in cash or by check.

               (c) Following receipt of the exercise notice, any other applicable documents and the payment referred to above, the Company shall, within 30 days, cause certificates representing the Purchased Shares to be delivered to Optionee either at Optionee's address set forth in the records of the Company or at such other address as Optionee may designate in writing to the Company; provided, however, that the Company shall not be obligated to issue a fraction or fractions of a share otherwise issuable upon exercise of the Option, and may pay to Optionee, in cash or cash equivalent, the fair market value of any such fraction or fractions of a share as of the date of exercise. The date of exercise of an Option that is validly exercised shall be deemed to be the date on which there shall have been delivered to the Company the instruments referred to in this Section 4.

               (d) The Company shall not be obligated to issue any Purchased Shares unless such issuance is exempt from registration and qualification under the Securities Act of 1933, as amended (the "Securities

Act") and other applicable securities laws, or such issuance is registered under the Securities Act and/or qualified under other applicable securities laws.

               (e) Optionee represents to and agrees with the Company that unless the issuance of the Purchased Shares has been registered under the Securities Act:

                      (i) Optionee will acquire the Purchased Shares for his or her own account, for investment purposes only.

                      (ii) Optionee understands that the Purchased Shares will not been registered under the Securities Act or under any state securities laws. Optionee is familiar with the provisions of the Securities Act and Rule 144 thereunder and understands that the restrictions on Transfer placed on the Shares may result in Optionee being required to hold the Purchased Shares for an indefinite period of time.

                      (iii) Optionee agrees not to sell, assign or transfer (collectively, "Transfer") any of the Purchased Shares except pursuant to an effective registration statement under the Securities Act and other applicable securities law or an exemption from registration thereunder. As a further condition to any such Transfer, except in the event that such Transfer is made pursuant to an effective registration statement under the Securities Act, if in the reasonable opinion of counsel to the Company any Transfer of the Purchased Shares by the contemplated transferee thereof would not be exempt from the registration and prospectus delivery requirements of the Securities Act, the Company may require the contemplated transferee to furnish the Company with an investment letter setting forth such information and agreements as may be reasonable requested by the Company to ensure compliance by such transferee with the Securities Act.

Each certificate evidencing the Purchased Shares will bear the following legend:

"THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, ASSIGNED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL PURCHASER OF THE SECURITIES, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE ISSUER."

        5.  Adjustments upon Recapitalization.

        The Option is subject to adjustment and to termination prior to the Option Expiration Date as provided in Section 8 of the Plan.

        6.  Termination of Employment.

        If Optionee shall cease to be employed by the Company (including any subsidiary of the Company) for any reason (a "Terminating Event"), the Option shall terminate upon the earliest to occur of: (i) 90 days following the date of such Terminating Event (one year if the reason for termination is death or permanent disability of Optionee); (ii) the date determined pursuant to Section 5 of this Agreement; and (iii) the Option Expiration Date. The Option may be exercised following a Terminating Event only to the extent exercisable as of the date of the Terminating Event. To the extent unexercised at the end of the period referred to above, the Option shall terminate.

        Nothing in this Option Agreement shall confer upon the Optionee any right to continue to be employed by the Company or any subsidiary.

        7. Withholding. Optionee shall make any arrangement required by the Company, including, if applicable, accepting a lesser number of Purchased Shares upon exercise, to insure the proper withholding of the amount of tax, if any, required to be withheld by the Company as a result of the exercise of the Option.

        8. General Provisions.

               (a) Further Assurances. Optionee shall promptly take all actions and execute all documents requested by the Company that the Company deems to be reasonably necessary to effectuate the term and intent of this Agreement.

               (b) Notices. Any notice required or permitted under this Agreement shall be deemed given when delivered personally, or when deposited in a United States Post Office, postage prepaid, addressed as appropriate, to Optionee either at the address set forth in the record of the Company or such other address as Optionee may designate in writing to the Company, or to the Company at the principal offices of the Company.

               (c) Failure to Enforce Not a Waiver. The failure of the Company to enforce at any time any provision of this Agreement shall is no way be construed to be a waiver of such provision or of any other provision hereof.

               (d) Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York applicable to contracts made in, and to be performed within, that State.

               (e) Transfer of Rights under this Agreement. The Company may at any time transfer and assign its rights and delegate its obligations under this Agreement to any other person, corporation, firm or entity, with or without consideration.

               (f) Option Non-Transferable. Optionee may not sell, transfer, assign or otherwise dispose of the Option except by will or the laws of descent and distribution, and only Optionee or his or her legal representative or guardian may exercise the Option during Optionee's lifetime.

               (g) Successors and Assigns. Except to the extent specifically limited by the terms and provision of this Agreement, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs and personal representatives.

               (h) Miscellaneous. Titles and captions contained in this Agreement are inserted for convenience of reference only and do not constitute a part of this Agreement for any other purpose. Except as specifically provided herein, neither this Agreement nor any right pursuant hereto or interest herein shall be assignable by any of the parties hereto without the prior written consent of the other party hereto.

               (i) Tax Treatment. Optionee acknowledges that the tax treatment of this option, Option Shares or any events or transactions with respect thereto may be dependent upon various factors or events which are not determined by this Agreement. The Company makes no representations with respect to and hereby disclaims all responsibility as to such tax treatment.

        By signing the Certificate to which this Agreement is attached, the Company and the Optionee have agreed to be bound by the terms and provisions of this Agreement.

                                   EXHIBIT "A"

                               NOTICE OF EXERCISE

                 (To be signed only upon exercise of the Option)


TO:     Symposium Corporation


        The undersigned, the holder of the enclosed Stock Option Agreement hereby irrevocably elects to exercise the purchase right represented by the Option and to purchase thereunder * shares of Common Stock of Symposium Corporation (the "Company") and herewith encloses payment of $______ and/or shares of the Company's Common Stock in full payment of the purchase price of such shares being purchased.

Dated:            ,
        ----------   ----


                                         -------------------------------
                                         (Signature must conform in all respects
                                         to name of holder as specified on the
                                         face of the Option)

                                         -------------------------------


                                         -------------------------------

                                                    (Address)


                                         -------------------------------
                                         Social Security Number


        * Insert here the number of shares being exercised making all adjustments for stock splits, stock dividends or other additional Common Stock of the Company, other securities or property which, pursuant to the adjustment provisions of Section 5 of the Option, may be deliverable upon exercise.

                                                                       Exhibit E


                        CROSS MEDIA MARKETING CORPORATION

                               OPTION CERTIFICATE


        THIS IS TO CERTIFY that Cross Media Marketing Corporation, a Delaware corporation (the "Company"), has granted to the Optionee named below ("Optionee") a stock option (the "Option") to purchase shares of the Company's Common Stock (the "Shares") under its 1998 Stock Option Plan upon the terms and conditions as follows:

               Name of Optionee:           Ronald Altbach

               Address of Optionee:        c/o Cross Media Marketing Corporation
                                           461 Fifth Avenue, 19th Floor
                                           New York, New York 10019

               Number of Shares:           450,000

               Option Exercise Price:      $1.00

               Date of Grant:              April 26, 2001

               Option Expiration Date:     April 26, 2006

        Exercise Schedule:  The Option shall become exercisable as follows:

               Date                 Number of Shares
               ----                 ----------------

               July 26, 2001               37,500

               October 26, 2001            37,500

               January 26, 2002            37,500

               April 26, 2002              37,500

               July 26, 2002               37,500

               October 26, 2002            37,500

               January 26, 2003            37,500

               April 26, 2003              37,500

               July 26, 2003               37,500

               October 26, 2003            37,500

               January 26, 2004            37,500

               April 26, 2004              37,500

; provided, however, that if Optionee's employment is terminated pursuant to any of Sections 8.1(e), 8.1(f) or 8.1(g) of the Employment Agreement, dated as of May 1, 2001, by and between the Company and the Optionee, all Shares that have not yet vested pursuant to the Option Schedule shall immediately become fully vested and exercisable.

        Option Agreement: This Option is defined in the Stock Option Agreement (the "Option Agreement") which is attached to this Option Certificate (the "Certificate") as Annex I. Your rights are governed by the Option Agreement. The Company strongly suggests that you carefully review the full Option Agreement prior to signing this Certificate or exercising the Option.

                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

        In Witness Whereof, this Option is hereby granted as of the Date of Grant.


                                            Cross Media Marketing Corporation


                                            By: /s/ Richard Kaufman
                                               -------------------------
                                                 Name:  Richard Kaufman
                                                 Title: President

ACCEPTED AND AGREED TO:


/s/ Ronald Altbach
---------------------------
Ronald Altbach

                                     ANNEX I

                             STOCK OPTION AGREEMENT



        This STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of the Date of Grant set forth in the Option Certificate to which it is attached (the "Certificate") by and between Cross Media Marketing Corporation, a Delaware corporation (the "Company"), and the optionee (the "Optionee") named in the Certificate.

        The Company and Optionee agree as follows:

        1. Grant of Option. The Company hereby grants to Optionee, upon the terms and subject to the conditions set forth in this Agreement and the Certificate, an option (the "Option") to purchase all or any portion of that number of shares of Common Stock set forth in the Certificate (the "Option Shares"), at the exercise price set forth in the Certificate (the "Exercise Price") and subject to the limitations set forth in the Certificate. The Option is granted under the 1998 Stock Option Plan (the "Plan") of the Company.

        2. Term of Option. The Option shall terminate and expire on the Option Expiration Date set forth in the Certificate, unless sooner terminated as provided herein.

        3. Conditions to Exercise. (a) The Option shall become exercisable (in whole or in part) upon and after the dates set forth under the caption "Exercise Schedule" in the Certificate. The installments shall be cumulative; i.e., the Option may ---- be exercised, as to any or all Shares covered by an installment, at any time or times after the installment first becomes exercisable and until the Option Expiration Date or the termination of the Option.

               (b) Notwithstanding anything to the contrary contained in this Agreement, the Option may not be exercised, in whole or in part, unless and until any then-applicable requirements of all state and federal laws and regulatory agencies shall have been fully complied with to the satisfaction of the Company and its counsel.

        4. Exercise of Option. The Option may be exercised, in whole or in part, only by delivery to the Company of:

               (a) written notice of the exercise of the Option in form identical to Exhibit "A" attached to this Agreement stating the number of Option Shares being purchased (the "Purchased Shares"); and

               (b)  payment of the Exercise Price in cash or by check.

               (c) Following receipt of the exercise notice, any other applicable documents and the payment referred to above, the Company shall, within 30 days, cause certificates representing the Purchased Shares to be delivered to Optionee either at Optionee's address set forth in the records of the Company or at such other address as Optionee may designate in writing to the Company; provided, however, that the Company shall not be obligated to issue a fraction or fractions of a share otherwise issuable upon exercise of the Option, and may pay to Optionee, in cash or cash equivalent, the fair market value of any such fraction or fractions of a share as of the date of exercise. The date of exercise of an Option that is validly exercised shall be deemed to be the date on which there shall have been delivered to the Company the instruments referred to in this Section 4.

               (d) The Company shall not be obligated to issue any Purchased Shares unless such issuance is exempt from registration and qualification under the Securities Act of 1933, as amended (the "Securities

Act") and other applicable securities laws, or such issuance is registered under the Securities Act and/or qualified under other applicable securities laws.

               (e) Optionee represents to and agrees with the Company that unless the issuance of the Purchased Shares has been registered under the Securities Act:

                      (i) Optionee will acquire the Purchased Shares for his or her own account, for investment purposes only.

                      (ii) Optionee understands that the Purchased Shares will not been registered under the Securities Act or under any state securities laws. Optionee is familiar with the provisions of the Securities Act and Rule 144 thereunder and understands that the restrictions on Transfer placed on the Shares may result in Optionee being required to hold the Purchased Shares for an indefinite period of time.

                      (iii) Optionee agrees not to sell, assign or transfer (collectively, "Transfer") any of the Purchased Shares except pursuant to an effective registration statement under the Securities Act and other applicable securities law or an exemption from registration thereunder. As a further condition to any such Transfer, except in the event that such Transfer is made pursuant to an effective registration statement under the Securities Act, if in the reasonable opinion of counsel to the Company any Transfer of the Purchased Shares by the contemplated transferee thereof would not be exempt from the registration and prospectus delivery requirements of the Securities Act, the Company may require the contemplated transferee to furnish the Company with an investment letter setting forth such information and agreements as may be reasonable requested by the Company to ensure compliance by such transferee with the Securities Act.

Each certificate evidencing the Purchased Shares will bear the following legend:

"THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, ASSIGNED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL PURCHASER OF THE SECURITIES, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE ISSUER."

        5.  Adjustments upon Recapitalization.

        The Option is subject to adjustment and to termination prior to the Option Expiration Date as provided in Section 8 of the Plan.

        6.  Termination of Employment.

               (a) Except as otherwise provided in that certain Employment Agreement, dated as of May 1, 2001, by and between the Company and the Optionee:

                      (i) if Optionee shall cease to be employed by the Company (including any subsidiary of the Company) for any reason (a "Terminating Event"), the Option shall terminate upon the earliest to occur of: (A) 90 days following the date of such Terminating Event (one year if the reason for termination is death or permanent disability of Optionee); (B) the date determined pursuant to Section 5 of this Agreement; and (C) the Option Expiration Date;

                      (ii) the Option may be exercised following a Terminating Event only to the extent exercisable as of the date of the Terminating Event; and

                      (iii) to the extent unexercised at the end of the period referred to in Section 6(a)(i), the Option shall terminate.

               (b) Nothing in this Option Agreement shall confer upon the Optionee any right to continue to be employed by the Company or any subsidiary.

        7. Withholding. Optionee shall make any arrangement required by the Company, including, if applicable, accepting a lesser number of Purchased Shares upon exercise, to insure the proper withholding of the amount of tax, if any, required to be withheld by the Company as a result of the exercise of the Option.

        8. General Provisions.

               (a) Further Assurances. Optionee shall promptly take all actions and execute all documents requested by the Company that the Company deems to be reasonably necessary to effectuate the term and intent of this Agreement.

               (b) Notices. Any notice required or permitted under this Agreement shall be deemed given when delivered personally, or when deposited in a United States Post Office, postage prepaid, addressed as appropriate, to Optionee either at the address set forth in the record of the Company or such other address as Optionee may designate in writing to the Company, or to the Company at the principal offices of the Company.

               (c) Failure to Enforce Not a Waiver. The failure of the Company to enforce at any time any provision of this Agreement shall is no way be construed to be a waiver of such provision or of any other provision hereof.

               (d) Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York applicable to contracts made in, and to be performed within, that State.

               (e) Transfer of Rights under this Agreement. The Company may at any time transfer and assign its rights and delegate its obligations under this Agreement to any other person, corporation, firm or entity, with or without consideration.

               (f) Option Non-Transferable. Optionee may not sell, transfer, assign or otherwise dispose of the Option except by will or the laws of descent and distribution, and only Optionee or his or her legal representative or guardian may exercise the Option during Optionee's lifetime.

               (g) Successors and Assigns. Except to the extent specifically limited by the terms and provision of this Agreement, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs and personal representatives.

               (h) Miscellaneous. Titles and captions contained in this Agreement are inserted for convenience of reference only and do not constitute a part of this Agreement for any other purpose. Except as specifically provided herein, neither this Agreement nor any right pursuant hereto or interest herein shall be assignable by any of the parties hereto without the prior written consent of the other party hereto.

               (i) Tax Treatment. Optionee acknowledges that the tax treatment of this option, Option Shares or any events or transactions with respect thereto may be dependent upon various factors or events which are not determined by this Agreement. The Company makes no representations with respect to and hereby disclaims all responsibility as to such tax treatment.

        By signing the Certificate to which this Agreement is attached, the Company and the Optionee have agreed to be bound by the terms and provisions of this Agreement.

                                   EXHIBIT "A"

                               NOTICE OF EXERCISE

                 (To be signed only upon exercise of the Option)


TO:     Cross Media Marketing Corporation


        The undersigned, the holder of the enclosed Stock Option Agreement hereby irrevocably elects to exercise the purchase right represented by the Option and to purchase thereunder * shares of Common Stock of Cross Media Marketing Corporation (the "Company") and herewith encloses payment of $______ and/or shares of the Company's Common Stock in full payment of the purchase price of such shares being purchased.

Dated:            ,
        ----------   ----


                                        -------------------------------
                                        (Signature must conform in all respects
                                        to name of holder as specified on the
                                        face of the Option)

                                        -------------------------------


                                        -------------------------------

                                                   (Address)


                                        -------------------------------
                                        Social Security Number


        * Insert here the number of shares being exercised making all adjustments for stock splits, stock dividends or other additional Common Stock of the Company, other securities or property which, pursuant to the adjustment provisions of Section 5 of the Option, may be deliverable upon exercise.

                                                                       Exhibit F

                                 RONALD ALTBACH

January 17, 2000


Symposium Corporation
410 Park Avenue
Suite 830
New York, N.Y.  10023

Gentlemen:

I, the undersigned, intending to be legally bound, hereby agree that from the date hereof and continuing for a period of 36 months, I shall not, without the prior consent of the Company, offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any Common Stock of Symposium Corporation.

Very truly yours,

/s/ Ronald Altbach

Ronald Altbach